Exhibit 99.1

Baidu Announces First Quarter 2012 Results

BEIJING, China, April 24, 2012 – Baidu, Inc. (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced its unaudited financial results for the first quarter ended March 31, 20121.

First Quarter 2012 Highlights

•	Total revenues in the first quarter of 2012 were RMB4.264 billion ($677.1 million), a 75.0% increase from the corresponding period in 2011.

•	Operating profit in the first quarter of 2012 was RMB2.091 billion ($332.1 million), a 75.1% increase from the corresponding period in 2011.

•

Net income attributable to Baidu in the first quarter of 2012 was RMB1.883 billion ($299.0 million), a 75.9% increase from the corresponding period in 2011. Diluted earnings attributable to Baidu per ADS for the first quarter of 2012 were RMB5.38($0.85); diluted earnings attributable to Baidu per ADS excluding share-based compensation expenses (non-GAAP) for the first quarter of 2012 were RMB5.48 ($0.87).

“We’ve started the year with solid financial results and steady business progress,” said Robin Li, chairman and chief executive officer of Baidu. “Although this is usually a seasonally slow quarter, our effective sales and marketing efforts enabled us to expand our SME customer base significantly.”

Mr. Li continued, “China’s Internet landscape is evolving quickly and we are very excited about fast-emerging opportunities in areas such as mobile and Cloud Computing. We believe that Baidu is uniquely positioned to capture this immense growth potential in the Chinese online market.”

Jennifer Li, Baidu’s chief financial officer, commented, “We kept up our pace of investment in talent and network infrastructure in the first quarter in support of our long-term growth initiatives. We are committed to this aggressive investment strategy for the year ahead and will maintain our focus on managing operational efficiency to ensure sustainable growth.”

First Quarter 2012 Results

Baidu reported total revenues of RMB4.264 billion ($677.1 million) for the first quarter of 2012, representing a 75.0% increase from the corresponding period in 2011.

[1]

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2975 to US$1.00, the effective noon buying rate as of March 30, 2012 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Online marketing revenues for the first quarter of 2012 were RMB4.261 billion ($676.5 million), representing a 75.0% increase from the corresponding period in 2011. Baidu had about 321,000 active online marketing customers in the first quarter of 2012, representing a 17.2% increase from the corresponding period in 2011 and a 3.2% increase from the fourth quarter of 2011. Revenue per online marketing customer for the first quarter was approximately RMB13,300 ($2,112), a 49.4% increase from the corresponding period in 2011 and a 7.6% decrease compared to the fourth quarter of 2011.

Traffic acquisition cost (TAC) as a component of cost of revenues was RMB331.3 million ($52.6 million), representing 7.8% of total revenues, as compared to 8.2% in the corresponding period in 2011 and 7.9% in the fourth quarter of 2011.

Bandwidth costs as a component of cost of revenues were RMB222.6 million ($35.4 million), representing 5.2% of total revenues, compared to 5.0% in the corresponding period in 2011. Depreciation costs as a component of cost of revenues were RMB233.4 million ($37.1 million), representing 5.5% of total revenues, compared to 5.0% in the corresponding period in 2011. These increases were mainly due to an increase in network infrastructure capacity.

Selling, general and administrative expenses were RMB478.5 million ($76.0 million), representing an increase of 43.9% from the corresponding period in 2011, primarily due to an increase in personnel-related expenses.

Research and development expenses were RMB443.2 million ($70.4 million), an 85.2% increase from the corresponding period in 2011. The increase was primarily due to an increase in the number of research and development personnel.

Share-based compensation expenses, which were allocated to related operating costs and expense line items, were RMB35.2 million ($5.6 million) in the first quarter of 2012, compared to RMB31.3 million in the corresponding period in 2011 and RMB46.6 million in the fourth quarter of 2011.

Operating profit was RMB2.091 billion ($332.1 million), representing a 75.1% increase from the corresponding period in 2011. Operating profit excluding share-based compensation expenses (non-GAAP) was RMB2.127 billion ($337.7 million), a 73.5% increase from the corresponding period in 2011.

Income tax expense was RMB331.2 million ($52.6 million), compared to an income tax expense of RMB181.3 million in the corresponding period in 2011. The effective tax rate for the first quarter of 2012 was 15.1% as compared to 14.5% for the corresponding period in 2011 and 16.5% in the fourth quarter of 2011.

Net income attributable to Baidu was RMB1.883 billion ($299.0 million), representing a 75.9% increase from the corresponding period in 2011. Basic and diluted earnings per ADS for the first quarter of 2012 amounted to RMB5.39 ($0.86) and RMB5.38 ($0.85), respectively.

Net income attributable to Baidu excluding share-based compensation expenses (non-GAAP) was RMB1.918 billion ($304.6 million), a 74.1% increase from the corresponding period in 2011. Basic and diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) for the first quarter of 2012 amounted to RMB5.49 ($0.87) and RMB5.48 ($0.87), respectively.

As of March 31, 2012, the Company had cash, cash equivalents and short-term investments of RMB16.115 billion ($2.559 billion). Net operating cash inflow for the first quarter of 2012 was RMB2.367 billion ($375.9 million). Capital expenditures for the first quarter of 2012 were RMB298.1 million ($47.3 million).

Adjusted EBITDA (non-GAAP), defined in this announcement as earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses, was RMB2.442 billion ($387.8 million) for the first quarter of 2012, representing a 76.0% increase from the corresponding period in 2011.

Outlook for Second Quarter 2012

Baidu currently expects to generate total revenues in an amount ranging from RMB5.335 billion ($847.2 million) to RMB5.460 billion ($867.0 million) for the second quarter of 2012, representing a 56.2% to 59.9% year-over-year increase. This forecast reflects Baidu’s current and preliminary view, which is subject to change.

Conference Call Information

Baidu’s management will hold an earnings conference call at 8:00 PM on April 24, 2012 U.S. Eastern Time (8:00 AM on April 25, 2012 Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

US/International:	+1-718-354-1231
UK:	+44-20-3059-8139
Hong Kong:	+852-2475-0994

     Passcode for all regions: 71227990

A replay of the conference call may be accessed by phone at the following number until May 1, 2012:

International:

+17183541232

Passcode: 71227990

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the second quarter 2012 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in the Chinese and Japanese language Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press relesae, and Baidu undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA, operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted earnings per ADS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” and “Reconciliation from net cash provided by operating activities to adjusted EBITDA” set forth at the end of this release.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses, particularly share-based compensation expenses, that may not be indicative of its operating performance or financial condition from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. Baidu has computed its non-GAAP financial measures using the same consistent method from quarter to quarter since April 1, 2006. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. A limitation of using non-GAAP adjusted EBITDA is that it does not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures.

For investor and media inquiries, please contact:

China

Victor Tseng

Baidu, Inc.

Tel: +86-10-5992-7244

ir@baidu.com

Cynthia He

Brunswick Group LLC

Tel: +86-10-5960-8600

che@brunswickgroup.com

U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

Email: czheng@brunswickgroup.com

Baidu, Inc.

Condensed Consolidated Balance Sheets

	March 31	December 31
(in RMB thousands)	2012	2011
	Unaudited	Audited
ASSETS
Current assets:
Cash and cash equivalents	6,254,364	4,127,482
Restricted cash	327,759	483,387
Short-term investments	9,861,061	10,051,578
Accounts receivable, net	615,939	599,558
Due from related parties	187,732	149,728
Deferred tax assets, net	194,992	121,411
Other assets, current	135,498	315,012

Total current assets	17,577,345	15,848,156

Non-current assets:
Fixed assets, net	2,689,832	2,744,241
Intangible assets, net	899,403	928,511
Goodwill	2,418,284	2,419,542
Long-term investments, net	711,397	734,360
Due from related parties	100,000	100,000
Deferred tax assets, net	52,144	52,125
Other assets, non-current	551,680	513,606

Total non-current assets	7,422,740	7,492,385

Total assets	25,000,085	23,340,541

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans	—	125,878
Accounts payable and accrued liabilities	2,301,238	2,545,445
Customer advances and deposits	1,467,076	1,573,967
Deferred revenue	36,423	62,705
Deferred income	36,920	34,779
Due to related parties	47,231	—
Long-term loans, current portion	69,000	46,000
Capital lease obligation	13,902	17,773

Total current liabilities	3,971,790	4,406,547

Non-current liabilities:
Deferred income	224,413	19,942
Long-term loans	2,259,119	2,277,925
Due to related parties	148,959	148,873
Deferred tax liabilities	127,457	131,629
Capital lease obligation	26,541	30,112

Total non-current liabilities	2,786,489	2,608,481

Total liabilities	6,758,279	7,015,028

Redeemable noncontrolling interests	925,089	935,978

Equity
Class A Ordinary Shares, par value US$0.00005 per share, 825,000,000 shares authorized, and 27,111,117 shares and 27,124,355 shares issued and outstanding as at December 31, 2011 and March 31, 2012	12	12
Class B Ordinary Shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 7,803,000 shares and 7,803,000 shares issued and outstanding as at December 31, 2011 and March 31, 2012	3	3
Additional paid-in capital	1,823,533	1,771,770
Retained earnings	15,487,309	13,604,334
Accumulated other comprehensive loss	(88,536)	(84,403)

Total Baidu, Inc. shareholders’ equity	17,222,321	15,291,716
Noncontrolling interests	94,396	97,819
Total equity	17,316,717	15,389,535

Total liabilities and equity	25,000,085	23,340,541

Baidu, Inc.

Condensed Consolidated Statements of Income

	For the Three Months Ended
(in RMB thousands except for share, per share (or ADS) information)	March 31, 2012	March 31, 2011	December 31, 2011
	Unaudited	Unaudited	Unaudited
Revenues:
Online marketing services	4,260,530	2,434,780	4,466,664
Other services	3,197	1,426	7,429

Total revenues	4,263,727	2,436,206	4,474,093

Operating costs and expenses:
Cost of revenues (note 1, 2)	(1,250,550)	(669,713)	(1,240,588)
Selling, general and administrative (note 2)	(478,549)	(332,609)	(522,449)
Research and development (note 2)	(443,162)	(239,282)	(413,779)

Total operating costs and expenses	(2,172,261)	(1,241,604)	(2,176,816)

Operating profit	2,091,466	1,194,602	2,297,277

Other income:
Interest income, net	156,936	41,724	133,076
Foreign exchange (loss) gain, net	(10)	(1,933)	2,374
Loss from equity method investments	(45,868)	(7,861)	(7,794)
Other income, net	(3,510)	25,324	21,044

Total other income	107,548	57,254	148,700

Income before income taxes	2,199,014	1,251,856	2,445,977

Income taxes	(331,196)	(181,299)	(404,492)

Net income	1,867,818	1,070,557	2,041,485

Net loss attributable to noncontrolling interests	(15,157)	—	(12,185)
Net income attributable to Baidu, Inc.	1,882,975	1,070,557	2,053,670

Earnings per share for Class A and Class B ordinary shares:
Net income attributable to Baidu,Inc.-Basic	53.93	30.71	58.83
Net income attributable to Baidu,Inc.-Diluted	53.84	30.63	58.73

Earnings per ADS (1 Class A ordinary share equals 10 ADSs ):
Net income attributable to Baidu,Inc.-Basic	5.39	3.07	5.88
Net income attributable to Baidu,Inc.-Diluted	5.38	3.06	5.87

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	34,918,054	34,865,552	34,907,318
Diluted	34,972,390	34,953,148	34,966,028

(1) Cost of revenues are detailed as follows:
Business tax and surcharges	(310,021)	(159,426)	(327,624)
Traffic acquisition costs	(331,277)	(198,602)	(353,762)
Bandwidth costs	(222,648)	(121,852)	(192,230)
Depreciation costs	(233,442)	(122,843)	(214,866)
Operational costs	(152,317)	(65,269)	(149,938)
Share-based compensation expenses	(845)	(1,721)	(2,168)

Total cost of revenues	(1,250,550)	(669,713)	(1,240,588)

(2) Includes share-based compensation expenses as follows:
Cost of revenues	(845)	(1,721)	(2,168)
Selling, general and administrative	(13,994)	(11,509)	(14,113)
Research and development	(20,320)	(18,083)	(30,360)

Total share-based compensation expenses	(35,159)	(31,313)	(46,641)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	Three months ended March 31, 2011			Three months ended December 31, 2011			Three months ended March 31, 2012
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Operating profit	1,194,602	31,313	1,225,915	2,297,277	46,641	2,343,918	2,091,466	35,159	2,126,625

	Three months ended March 31, 2011			Three months ended December 31, 2011			Three months ended March 31, 2012
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Net income attributable to Baidu, Inc.	1,070,557	31,313	1,101,870	2,053,670	46,641	2,100,311	1,882,975	35,159	1,918,134

(*)	The adjustment is only for share-based compensation.

Reconciliation from net cash provided by operating activities to adjusted EBITDA(*) (in RMB thousands, unaudited)

	Three months ended	As a % of	Three months ended	As a % of	Three months ended	As a % of
	March 31, 2011	total revenues	December 31, 2011	total revenues	March 31, 2012	total revenues
Net cash provided by operating activities	977,306	40%	3,357,790	75%	2,366,922	56%

Changes in assets and liabilities, net of effects of acquisitions	286,139	12%	(973,970)	-22%	(148,216)	-4%
Income taxes expenses	181,299	7%	404,492	9%	331,196	8%
Interest income and other, net	(57,254)	-2%	(148,700)	-3%	(107,548)	-3%

Adjusted EBITDA	1,387,490	57%	2,639,612	59%	2,442,354	57%

(*)	Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses.